WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 18, 2005



The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed one (1) copy of each of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Trading Statement	January 7, 2005
2.	B Share Dividend	February 16, 2005
3.	Appointment of New Finance Director	March 14, 2005
4.	Quarter 4 Trading Statement 2004/05	April 12, 2005
5.	Start Date for Finance Director	April 27, 2005
6.	Announcement of New Chairman	May 17, 2005
7.	Adoption of International Financial Reporting Standards	May 24, 2005
8.	Preliminary Results 2004/05	May 24, 2005
9.	Schedule 11 – Paul Myners	May 24, 2005
10.	Schedule 11 – Stuart Rose	May 25, 2005
11.	Annual Report and Associated Documents Availability	June 10, 2005
12.	Notification in accordance with FSA Listing Rules re: Finance Director	June 27, 2005
13.	Quarter 1 Trading Statement 2005/06	July 13, 2005
14.	Annual General Meeting Poll Results	July 13, 2005
15.	Announcement of resignation of Executive Director for IT	July 18, 2005

dlo 7/19

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: 
Timothy M. Gladden
Authorized Representative

Enclosures

1

Issued: Friday 7 January 2005

TRADING STATEMENT

UK Retail Sales for the 6 weeks to 1 January 2005 and 13 weeks to 1 January 2005 are shown below. Given that the 2003/04 financial year was for a 53 week trading period, the figures have been produced both on a financial accounting basis and, to avoid distortion, on a comparable trading week basis.

	6 weeks to 1 January 2005 (vs 6 weeks to 3 January 2004)		**13 weeks to 1 January 2005 (vs 13 weeks to 3 January 2004)**		Q2: 12 weeks to 2 October 2004	
Comparable trading week basis	Actual % on LY	Like for like % on LY	**Actual % on LY**	**Like for like % on LY**	Actual % on LY	Like for like % on LY
Clothing	-4.9		**-4.4**		-3.7	
Home	-23.3		**-25.2**		-21.4	
Total Clothing & Home	-7.4	-8.5	**-7.2**	**-8.5**	-5.6	-7.7
Food	+1.7	-1.7	**+1.6**	**-2.9**	+3.1	-2.6
Total	-3.7	-5.6	**-3.6**	**-6.0**	-1.8	-5.5

	6 weeks to 1 January 2005 (vs 6 weeks to 27 December 2003)		**13 weeks to 1 January 2005 (vs 13 weeks to 27 December 2003)**		Q2: 12 weeks to 2 October 2004	
Financial accounting basis	Actual % on LY	Like for like % on LY	**Actual % on LY**	**Like for like % on LY**	Actual % on LY	Like for like % on LY
Clothing	-4.4		**-3.1**		-3.6	
Home	-27.5		**-24.6**		-21.4	
Total Clothing & Home	-7.7	-8.8	**-6.0**	**-7.4**	-5.5	-7.6
Food	+0.7	-2.7	**+1.9**	**-2.5**	+2.9	-2.8
Total	-4.3	-6.3	**-2.8**	**-5.3**	-1.8	-5.5

When we last reported in November, the trading environment had become more difficult. Despite heightened levels of promotional activity over the Christmas period, including our two Christmas Spectaculars, significantly more stock was carried over into the end of season Sale compared with last year.

While we have achieved good clearance of the Sale stock, the impact of the Sale has contributed to higher markdown costs for the quarter. Markdown costs for the second half, which includes an estimate for the impact of the Easter Sale, are now expected to show an increase of c.£40m compared with last year. Stock control is a key priority for the business and total forward commitments are now 25% less than for the equivalent period last year.

While our Food business traded disappointingly throughout October and November, trading showed some improvement over the Christmas period.

Although we still have three months of trading ahead of us until the end of the current financial year, given our third quarter performance, and in particular the impact of higher markdown costs, we now expect that profit before tax and exceptional items for the current year will be in the range of £600 - 625 million.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Contacts:

Investor Relations:
Amanda Mellor +44 (0)20 8718 3604
Damian Evans +44 (0)20 8718 1563

Corporate Press Office: 020 8718 1919

Investor/Analyst Conference call details:

This will be hosted by Stuart Rose at 08.30 (GMT) on Friday 7 January 2005.

Dial in number: +44 (0)20 7162 0185

A recording of this call will be available until 17.00 (GMT) on Friday 14 January 2005.

Dial in number: +44 (0)20 7031 4064
Pin Code: 640026

2

Issued: 16 February 2005

B Share Dividend

A non-cumulative preferential dividend of 1.3121 pence per B Share for the six months ending 25 March 2005 will be paid on 29 March 2005 to holders of B Shares whose names are on the Register of Members of Marks and Spencer Group plc at the close of business on 25 February 2005.

Shareholders will be given the opportunity to elect to redeem their B Shares at 70 pence per share on 29 March 2005.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

3

FINAL

Marks and Spencer Group PLC ('Marks & Spencer')

New Finance Director Appointed

Marks & Spencer today announced the appointment of Ian Dyson as Group Finance Director.

Ian Dyson joins Marks & Spencer from The Rank Group Plc (Rank), where he has been Group Finance Director for five years. His start date is currently being finalised.

Stuart Rose, CEO said: "Ian comes from a highly competitive sector, which has seen enormous change in recent years. His track record at Rank has demonstrated his ability to deliver in that environment and his experience in restructuring businesses will be important in re-building the fortunes of Marks & Spencer. He is young and energetic, and with this appointment we are building the team for the long-term."

Ian Dyson said: "I am delighted to be joining Marks & Spencer and look forward to the challenge."

Further to the announcement in November 2004, Alison Reed, our current Finance Director, will leave the Company at the end of April.

Stuart Rose also said: "I would like to thank Alison for her substantial contribution over the last twenty years. She leaves with our best wishes for the future."

Ian Dyson, 42, spent most of the early part of his career with Arthur Andersen, where he became a Partner in 1994. He moved on to Forte Plc, where he was appointed Finance Director for Meridien Hotels and Resorts, before joining Hilton Group plc as Group Financial Controller.

Ian moved to Rank in 1999 as Group Finance Director and has played a major role in the repositioning of the business, as it has gone through a period of substantial change. He is currently a Non-Executive Director of Misys Plc but will be stepping down from this role by their AGM in September 2005.

ENDS

Media enquiries:
Corporate Press Office: 020 8718 1919

Investor Relations: 020 8718 3604/1563

Issued: Wednesday 27 April 2005

Marks and Spencer Group PLC ('Marks & Spencer')

Start date for Finance Director announced

Further to the announcement made on 14 March 2005, Marks & Spencer confirms that Ian Dyson will join the Company as Group Finance Director on Monday 27 June 2005.

Media enquiries: 020 8718 1919

Investor Relations: 020 8718 3604/1563

4

Issued: Tuesday, 12 April 2005

QUARTER 4 TRADING STATEMENT 2004/05

UK Retail Sales for the 13 weeks to 2 April 2005 are shown below. Given that the 2003/04 financial year was for a 53-week trading period, the figures have been produced both on a financial accounting basis and, to avoid distortion, on a comparable trading week basis.

COMPARABLE TRADING WEEK BASIS

	Actual % on Last Year			**Like for Like % on Last Year**		
	Q3	**Q4**	Full Year	Q3	**Q4***	Full Year
Clothing	-4.4	**-3.4**	-3.2			
Home	-25.2	**-22.8**	-21.3			
Total Clothing & Home	-7.2	**-5.6**	-5.3	-8.5	**-6.7**	-7.0
Food	1.6	**1.2**	2.3	-2.9	**-3.0**	-2.8
Total	-3.6	**-2.3**	-2.0	-6.0	**-4.9**	-5.1

FINANCIAL ACCOUNTING BASIS

	Actual % on Last Year			**Like for Like % on Last Year**		
	Q3	**Q4**	Full Year	Q3	**Q4**	Full Year
Clothing	-3.1	**-5.9**	-3.1			
Home	-24.6	**-24.8**	-21.4			
Total Clothing & Home	-6.0	**-8.0**	-5.2	-7.4	**-9.2**	-7.0
Food	1.9	**1.3**	2.4	-2.5	**-3.1**	-2.6
Total	-2.8	**-3.7**	-1.9	-5.3	**-6.3**	-5.1

** includes the impact of Easter and the mid- season sale. This is estimated to be a benefit of 0.5% in both Food and Total Clothing & Home.*

While the trading environment remains difficult, we continue to focus on delivering better quality, value and styling to our customers. Footfall and clothing volumes are up for the full year. Overall, Food sales are growing and market share has been maintained. While like-for-like Food sales in our major city centre stores have declined, sales at Simply Food and Food sales out-of-town remain strong.

Our mid-season sale started as planned earlier than last year due to the timing of Easter. Stocks are clean. Stock control remains a key priority for the business and total forward commitments are now over 30% down on last year.

We now expect that profit before tax and exceptional items for 04/05 will be in the range of £610-625m.

Stuart Rose, Chief Executive said: "The trading environment continues to be difficult. The Company is going through substantial change and we believe we are making progress tackling the underlying issues that we face."

Guidance for 2005/06 is as follows:

- Group capital expenditure for 2005/06 will be in the range of £300-350m.
- The planned opening of new footage will add c1.2% to general merchandise and c3.3% to food, on a weighted average basis.
- We are on-track to deliver £120m to the bought-in margin (and £140m for 06/07) as previously announced.
- Operating costs, including logistics, are expected to increase by less than 1.0%. Cost savings are expected to offset underlying cost inflation, cost of annualised new footage and an anticipated c8% increase in rates (reflecting the five yearly step change in rateable valuations along with the annual increase in UBR). This guidance excludes a provision for bonus.
- We expect profits from our financial services business for 05/06, including the income from our relationship with HSBC where systems transition and card replacement costs for chip and pin will depress profits in the short-term, to be around £15m.
- The Group will give guidance on the impact of International Financial Reporting Standards on 24 May 2005.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Contacts:

Investor Relations:
Amanda Mellor +44 (0) 20 8718 3604
Sarah McGlyne +44 (0) 20 8718 1563

Corporate Press Office: +44 (0) 20 8718 1919

Investors & Analysts Conference Call:

This will be hosted by Stuart Rose at 07.25 (GMT) on Tuesday 12 April 2005.
Dial in number: +44 (0) 20 7162 0180

A recording of this call will be available until Tuesday 19 April 2005.
Dial in number: +44 (0) 20 7031 4064
Access Code: 654960

5

Issued: Wednesday 27 April 2005

Marks and Spencer Group PLC ('Marks & Spencer')

Start date for Finance Director announced

Further to the announcement made on 14 March 2005, Marks & Spencer confirms that Ian Dyson will join the Company as Group Finance Director on Monday 27 June 2005.

Media enquiries: 020 8718 1919

Investor Relations: 020 8718 3604/1563

6

Final – 17 May 2005

MARKS & SPENCER ANNOUNCES NEW CHAIRMAN

Marks and Spencer Group plc is pleased to announce that Lord Burns will be joining the Board as Deputy Chairman with effect from 1 October 2005 and will become Chairman from the AGM, in July 2006. Marks & Spencer Chairman, Paul Myners will step aside from the Board at the AGM in 2006, as he will no longer be considered independent as a director under The Combined Code.

Paul Myners said: "I am delighted that Terry Burns will be joining the Board and that he will succeed me as Chairman of the Company. I look forward to working with him."

Terry Burns said: "Marks & Spencer is a Company with a great brand and a strong heritage. I am very pleased to be joining the Board at this important time."

Terry Burns is Chairman of Abbey National and Glas Cymru (Welsh Water), and is a non-executive director of Banco Santander Central Hispano, Pearson Group and British Land.

ENDS

For further information:

Press Office 020 8718 1919

Investor Relations 020 8718 3604

on line **marks**

17 May 2005

Lord Burns announced as Chairman

I am very pleased to let you know that Terry Burns will be joining the Board as Deputy Chairman with effect from 1 October 2005 and will become Chairman from the AGM in July 2006.

I am delighted that Paul Myners will continue as Chairman until the AGM in 2006. After the AGM, he will stand down and leave the Board as he will no longer be considered independent as a director under The Combined Code*.

This arrangement will give us both continuity for the business as well as allowing Terry and Paul a good period of time to plan and implement an orderly transition.

Terry brings with him wide ranging experience of both the private and public sectors. He is currently Chairman of Abbey National and Glas Cymru (Welsh Water) and is a non-executive director of Pearson Group and British Land. Prior to this, he was Chief Economic Advisor to the Treasury and Permanent Secretary to HM Treasury.

I look forward to working with Terry and Paul in the months to come.

Stuart Rose

***Note on The Combined Code**
The Combined Code is compulsory to listed companies and came into effect in November 2003. It aims, through disclosure and transparency, to enhance Board effectiveness and to improve investor confidence. The Code incorporates both the Higgs and the Smith proposals.

Lord Burns - biography

Lord Burns is Chairman of Abbey National plc and of Glas Cymru (Welsh Water). He is also Chairman of the Royal Academy and a non-executive director of Banco Santander Central Hispano, Pearson Group plc and British Land plc.

He was formerly Permanent Secretary to HM Treasury.

From 2002	Chairman of Abbey National Plc
From 2000	Non-Executive Chairman, Glas Cymru (Welsh Water)
From 2000	Non-Executive Director, The British Land Company PLC
2000-2001	Chairman of the National Lottery Commission
1999-2001	Non-executive director, Legal & General Group plc
From 1999	Non –executive director, Pearson Group Plc
1998	Appointed Life Peer
1991-1998	Permanent Secretary to HM Treasury
1980 – 1991	Chief Economic Adviser to the Treasury and Head of the Government Economic Service

Other positions
Chairman of the Governing Body of the Royal Academy of Music; President of the Society of Business Economists; President of the National Institute of Economic and Social Research; Vice-President of the Royal Economic Society. Lord Burns is currently leading a structural review of the Football Association.

Aged 61 years

Overall message:

This is the right result:

- We have continuity with Paul remaining in role
- Lord Burns' appointment in October will ensure an orderly succession
- He brings wide ranging experience of both the private and public sector

Italics indicate changes requested since draft 7

Q	**How much will Terry Burns be paid in these two roles?**
A	• He will receive a salary for £175k as Deputy Chairman which will be increased to £400k when he is appointed to the role of Chairman • He is not eligible for any bonuses or share options *(Figures yet to be agreed and cleared for release)*
Q	**Why is he being paid double Paul Myners' remuneration of £200k?**
A	• Paul's fee for the period 31 May to 5 August was at Paul's request the same rate as he had received as a Non-Executive Director (£50k) • From 5 August for continuing in the role of Chairman, the Remuneration Committee was in the process of considering benchmarks, when Paul signalled remuneration should not exceed £200k per annum. The Committee agreed to the level, knowing that it was below the market role for the role *(Text from Remuneration Report)*
Q	**Will Lord Burns be the Chairman at the AGM in 2006?**
A	• No, that will be Paul's last AGM, at which point he will be succeeded by Lord Burns
Q	**Is he an executive or non-executive chairman?**
A	• Lord Burns joins as a Non-Executive Deputy Chairman • However The Combined Code does not distinguish between the two for the role of Chairman • He will devote the appropriate amount of time to the Company
Q	**Lord Burns has a large number of commitments and he is also Chairman of Abbey National, how will he find time for Marks & Spencer? How can he be chairman of three companies, which is in conflict with The Combined Code?**
A	• These are not FTSE 100 companies, so this is not an issue • Lord Burns will devote the appropriate amount of time to the Company
Q	**What does Lord Burns bring to the role?**
A	• Lord Burns brings wide ranging experience of both the private and

	public sector
Q	**Why wasn't Paul appointed to this role for the long-term?**
A	• There was a process that looked at options internally and externally and the Board has come to a considered judgement that this the right way forward • The Company has continuity with Paul remaining in role • Lord Burns coming onto the Board in October will ensure an orderly succession • He brings wide ranging experience of both the private and public sector
Q	**Does Stuart support this appointment?**
A	• Yes, he believes this is the right result for the Company • The decision was one for the whole Board
Q	**Have you 'sounded out' investors and are they happy with this solution?**
A	• We are satisfied that our major investors will support our succession plans
Q	**Who were the other candidates?**
A	• We would not comment on this
Q	**Will Paul Myners leave the Company when he steps aside from the Board?**
A	• Yes. As we have said, Paul would no longer be considered independent as a director under The Combined Code and he will therefore be leaving the Company at that time
Q	**Are there still divisions between members of the Board or have they been resolved? Are Paul and Kevin talking to each other?**
A	• *They have always worked in the best interests of the Company* • *This is now behind us, the situation is resolved and it's time to get on with it*
Q	**When was it agreed that Lord Burns would become the Chairman? Was it after the Board meeting on 11 May?**
A	• We would not comment on the exact timings, other than we have made the announcement at the appropriate time, following the Board decision to appoint Lord Burns
Q	**Will there be more Board changes? Will Kevin remain, with Paul staying on?**
A	• We would not comment on this • Or – *There are no current plans for changes*
Q	**Will Kevin remain as the Senior Independent Director?**

A	• Yes

7

m press release

Issued: Tuesday 24 May 2005

MARKS AND SPENCER GROUP PLC
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Marks & Spencer currently reports under UK Generally Accepted Accounting Principles (UK GAAP).

As part of its preparation for the adoption of International Financial Reporting Standards (IFRS), Marks & Spencer is today making available financial information for the year ended 2 April 2005 prepared in accordance with IFRS.

The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of the Group.

SUMMARY OF MAIN CHANGES

	2004/05			Change
	UK GAAP	IFRS	Change	%
Turnover (£m)	7,942.3	7,942.3	-	-
Operating Profit before Exceptionals (£m)	709.4	689.2	(20.2)	(2.8)
Profit before Tax and Exceptionals (£m)	618.5	596.0	(22.5)	(3.6)
Adjusted EPS (pence)	21.9	21.0	(0.9)	(4.1)
Net Assets (at 2 April 2005) (£m)	521.4	938.6	417.2	80.0

The most significant elements contributing to the change between UK GAAP and IFRS are:

- the inclusion of a fair value charge in respect of outstanding share based awards for 35,000 employees which reduces operating profit and profit before tax by £23m in 2004/05; and
- the adoption of a valuation of freehold land and buildings as deemed cost which increases net assets at 2 April 2005 by £388m net of tax.

This financial information has been prepared on the basis of IFRSs expected to be available for use in the Group's consolidated financial statements for the year ended 1 April 2006. These are subject to review and endorsement by the EU as well as ongoing review by the International Financial Reporting Interpretations Committee. They are therefore still subject to change and we will update our information for any such changes as they arise.

Further details of these changes follow.

Marks and Spencer Group p.l.c.
Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW
Registered No. 4256886
(England and Wales)

Background to the Change

Marks and Spencer Group plc and its subsidiaries (the Group) currently prepares its consolidated financial statements under UK Generally Accepted Accounting Practice (UK GAAP). Under a European Union Regulation issued in 2002 all EU listed companies are required to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 2005 onwards. IFRS will apply for the first time in the Group's financial statements for the year beginning 3 April 2005. The first results to be published under IFRS will be the interim results for the six months to 1 October 2005.

This document explains the accounting policy changes arising from the adoption of IFRS from those applied in the UK GAAP financial statements for the year ended 2 April 2005. The information has been prepared on the basis of the Group's current interpretation of how the IFRSs in issue should be applied.

The standards in issue are subject to ongoing review and endorsement by the EU, whilst the application of the standards continues to be subject to interpretation by the International Financial Reporting Interpretations Committee (IFRIC). As a consequence further adjustments may be required on the adoption of IFRS and the Group's first IFRS financial statements may therefore be prepared in accordance with different accounting policies and treatments from those presented here.

The adoption of IFRS represents an accounting change only, and does not affect the operations or cash flows of the Group.

Impact at a Glance

	2004/05 UK GAAP	IFRS	Change	Change %
Turnover (£m)	7,942.3	7,942.3	-	-
Operating Profit before Exceptionals (£m)	709.4	689.2	(20.2)	(2.8)
Profit before Tax and Exceptionals (£m)	618.5	596.0	(22.5)	(3.6)
Adjusted EPS (pence)	21.9	21.0	(0.9)	(4.1)
Net Assets (at 2 April 2005) (£m)	521.4	938.6	417.2	80.0

Significant Changes

The most significant areas of change, described more fully in the following pages, are:

- property - where a valuation has been adopted as deemed cost for freehold land and buildings (IFRS 1);
- property leasing - where certain operating leases of buildings have been recognised as finance leases, payments to acquire leasehold land have been reclassified from property at valuation to prepayments at cost and the treatment of lease incentives has changed (IAS 17);
- employee benefits - where a fair value charge has been made for awards under share schemes (IFRS 2) and a holiday pay provision set up (IAS 19);
- intangible assets - where software expenditure has been capitalised (IAS 38); and
- the timing of the recognition of dividends (IAS 10).

IFRS 1 EXEMPTIONS

IFRS 1 *First Time Adoption of International Financial Reporting Standards*, sets out the procedures that the Group must follow when it adopts IFRS for the first time. The Group is required to establish its IFRS accounting policies for the year to 1 April 2006 as at 3 April 2005 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 4 April 2004.

The standard permits a number of optional exemptions to this general principle. The Group has adopted the following approach to the key exemptions:

- business combinations: the Group has chosen not to restate business combinations prior to the transition date;
- fair value or revaluation as deemed cost: the Group has adopted a valuation as deemed cost on transition for freehold land and buildings;
- employee benefits: all cumulative actuarial gains and losses, having been recognised in equity under FRS 17 for UK GAAP purposes, have continued to be recognised in equity at the transition date;
- financial instruments: the Group has taken the exemption not to restate comparatives for IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. Comparative information for 2005 in the 2006 financial statements will be presented on the existing UK GAAP basis;
- share based payments: the Group has not adopted the exemption to apply IFRS 2 *Share-based Payment* only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods; and
- cumulative translation differences: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

BALANCE SHEETS AND PROFIT AND LOSS ACCOUNT

Reconciliations to assist in understanding the nature and value of the differences between UK GAAP and IFRS are given in the appendices to this release. These present the balance sheets on transition (as at 4 April 2004) and year end (as at 2 April 2005) together with the profit and loss account for the year to 2 April 2005. The adjustments are stated net of the taxation impact and are unaudited.

The statements have been presented under a UK GAAP format to minimise the number of restatement adjustments shown. The format will change under IFRS and there will be a number of reclassifications arising (for example the treatment of exceptional items, non-equity B shares and discontinued operations). The interim financial statements for the 6 months to 1 October 2005 will be the first to reflect the IFRS format.

CASH FLOW

The IFRS cash flow statement will explain the change in cash and cash equivalents rather than just cash as under UK GAAP. Cash and cash equivalents under IFRS comprise cash and certain short-term highly liquid investments. The format of the cash flow statement will change with cash flows being categorised under the headings of 'operating', 'investing' and 'funding'.

KEY IMPACTS

The following impacts on net assets are stated after the impact of taxation.

Property Revaluation

	Increase/(Decrease) (£m)
Profit before tax and exceptional items	1.1
Net Assets (3 April 2004)	390.5
Net Assets (2 April 2005)	388.2

Property has previously been stated at historical cost, subject to certain properties having been revalued as at 31 March 1988. A property revaluation was prepared on an existing use basis by external valuers DTZ Debenham Tie Leung as at 2 April 2004. The Group has elected under IFRS 1 to reflect this valuation, in so far as it relates to freehold land and buildings, as deemed cost on transition at 4 April 2004.

As a result, the cost of freehold land and buildings will be restated to the revalued amount and depreciated, in accordance with the Group's depreciation policy, over the remaining useful life. The Group will not revalue fixed assets for accounting purposes in the future.

Property Leases

	Increase/(Decrease) (£m)
Profit before tax and exceptional items	(6.5)
Exceptional item – (loss)/profit on sale of property	31.1
Net Assets (3 April 2004)	(121.3)
Net Assets (2 April 2005)	(95.2)

1. **Finance Leases**

   The Group currently recognises finance leases under the recognition criteria set out in SSAP 21. IAS 17 *Leases* requires the land and building elements of property leases to be considered separately, with leasehold land normally being treated as an operating lease. As a consequence payments made to acquire leasehold land, previously treated as fixed assets, have been re-categorised as prepaid leases and amortised over the life of the lease. In addition the revaluation previously attributed to the land element has been derecognised.

   The (loss)/profit on sale of property has been restated to reflect the different carrying value under IFRS of leasehold properties disposed of during the year.

Also under the provisions of IAS 17 the building elements of certain property leases, classified as operating leases under UK GAAP, have been reclassified as finance leases. The adjustments are to include the fair value of these leased buildings within fixed assets and to set up the related obligation, net of finance charges, in respect of future periods, within creditors.

2. **Lease Incentives**
   Leasehold incentives received on entering into property leases are currently recognised as deferred income on the balance sheet and are amortised to the profit and loss account over the period to the first rent review. Under IAS 17, these incentives have to be amortised over the term of the lease. Consequently, as the term of the lease is longer than the period to the first rent review, amounts previously amortised to the profit and loss account will be restated on the balance sheet as deferred income and released over the term of the lease.

Employee Benefits

	Increase/(Decrease) (£m)
Profit before tax and exceptional items	(17.7)
Net Assets (3 April 2004)	(20.8)
Net Assets (2 April 2005)	(13.5)

1. **Share Schemes**
   The Group operates a range of share-based incentive schemes. Under UK GAAP where shares (or rights to shares) are awarded to employees, UITF 17 requires that the charge to the profit and loss account should be based on the difference between the market value of shares at the date of grant and the exercise price (i.e. an intrinsic value basis) spread over the performance period. SAYE schemes are exempt from this requirement and no charge is made. IFRS 2 requires that all shares or options (including SAYE) awarded to employees as remuneration should be measured at fair value at grant date, using an option pricing model, and charged against profits over the period between grant date and vesting date, being the vesting period. This treatment has been applied to all awards granted but not fully vested at the date of transition. As a result, under IFRS, there will be an additional charge to our profit and loss account for the year.

2. **Pensions**
   Under UK GAAP the Group's pension and post retirement benefits are accounted for under FRS 17. This is broadly similar to the accounting treatment available under IAS 19 and there are no material measurement adjustments although presentation in the financial statements will change. In particular items currently shown as 'other finance income/ (charges)' below operating profit under UK GAAP will be shown within operating profit under IFRS.

3. **Other Employee Benefits**
   Currently no provision is made for holiday pay. Under IAS 19 *Employee Benefits* the expected cost of compensated short term absences (e.g. holidays) should be recognised when employees render the service that increases their entitlement. As a result an accrual has been made for holidays earned but not taken.

Intangible Assets

	Increase/(Decrease) (£m)
Profit before tax and exceptional items	0.7
Exceptional item – profit on sale of operations	(9.9)
Net Assets (3 April 2004)	22.7
Net Assets (2 April 2005)	14.3

1. **Software Capitalisation**
   The cost of developing software is currently written off as incurred. Under IAS 38 *Intangible Assets* there is a requirement to capitalise internally generated intangible assets provided certain recognition criteria are met. Results have been adjusted to reflect the capitalisation and subsequent amortisation of costs that meet the criteria. As a result expenses previously charged to the profit and loss account have been brought onto the balance sheet as intangible software assets and amortised over their estimated useful lives.

   The exceptional profit on sale of M&S Money is restated under IFRS to reflect the value of their capitalised software at the point of disposal.

2. **Goodwill and Brand**
   Currently goodwill is capitalised and amortised over its useful economic life. Under IAS 38 *Intangible Assets* there is a requirement to separately identify brands and other intangibles acquired rather than include these as part of goodwill. Intangible assets, other than goodwill, are amortised over their useful lives. Goodwill, which is considered to have an indefinite life, is subject to an annual impairment review. As a result the goodwill recognised under UK GAAP on the acquisition of Per Una of £125.5m has been split between brand (£80m) and goodwill (£45.5m). The goodwill amortisation under UK GAAP has been reversed but the brand has been amortised as required under IFRS.

Other changes

	Increase/(Decrease) (£m)
Profit before tax and exceptional items	(0.1)
Net Assets (3 April 2004)	160.0
Net Assets (2 April 2005)	123.4

The impact of other changes primarily relates to dividends. Under UK GAAP dividends are recognised in the period to which they relate. IAS 10 *Events after the Balance Sheet Date* requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37 *Provisions, Contingent Liabilities, and Contingent Assets*. Accordingly the final dividends for 2003/04 (£160.7m) and 2004/05 (£124.2m) are derecognised in the balance sheets for April 2004 and April 2005 respectively.

Taxation

All of the gross IFRS accounting adjustments have been tax effected where appropriate and are included as such above. The main impact of switching to IAS 12 *Income Taxes* is that it is necessary to provide deferred tax on property revaluation surpluses and the amount recategorised as brand. These deferred tax liabilities are not required under FRS 19.

IAS 12 also requires deferred tax to be provided in respect of undistributed profits of overseas subsidiaries unless the parent is able to control the timing of remittances and it is probable that such remittances will not be made in the foreseeable future. As the Group is able to control the timing of remittances from overseas subsidiaries and no such remittances are anticipated in the foreseeable future no provision has been made for any tax on undistributed profits of overseas subsidiaries.

NON-RETROSPECTIVE CHANGES ARISING FROM THE ADOPTION OF IFRS

The Group has taken the exemption not to restate comparatives for both IAS 32 and IAS 39 *Financial Instruments*. The impact of these standards on 2005/06 is expected to be as follows:

- interest rate swaps will be reflected on the balance sheet under IAS 39. Under the current strategy there will be little perceived volatility in the profit and loss account as a result of fair valuing these instruments as the hedge effectiveness criteria are expected to be fully achieved and therefore hedge accounting will be applied;
- we will meet the hedge accounting criteria for the majority of our forward exchange contracts, enabling profit and loss volatility to be kept to a minimum; and
- non-equity B shares, currently with a value on the balance sheet of £65.7m, will be treated as a liability rather than as equity under IAS 32.

Consolidated balance sheet as at 3 April 2004 - unaudited

£m	UK GAAP	Property Revaluation	Property Leasing	Employee Benefits Share Schemes	Employee Benefits Other	Intangible Assets	Other	IFRS
Fixed assets								
Intangible assets	-					32.4		32.4
Tangible assets	3,497.6	531.0	(270.9)					3,757.7
Investments	10.0							10.0
	3,507.6	531.0	(270.9)	-	-	32.4	-	3,800.1
Current assets								
Stocks	398.0						(1.0)	397.0
Debtors	2,750.9		229.7					2,980.6
Cash and investments	720.6							720.6
	3,869.5	-	229.7	-	-	-	(1.0)	4,098.2
Current liabilities								
Creditors : amounts falling due within one year	(1,884.7)		(5.4)	1.1	(37.9)		160.7	(1,766.2)
Net current assets	1,984.8	-	224.3	1.1	(37.9)	-	159.7	2,332.0
Total assets less current liabilities	5,492.4	531.0	(46.6)	1.1	(37.9)	32.4	159.7	6,132.1
Creditors : amounts falling due after more than one year	(2,519.6)		(81.0)					(2,600.6)
Deferred tax liability	-	(140.5)	6.3	5.1	10.9	(9.7)	0.3	(127.6)
Other provisions for liabilities and charges	(49.3)							(49.3)
Net assets before net post-retirement liability	2,923.5	390.5	(121.3)	6.2	(27.0)	22.7	160.0	3,354.6
Net post-retirement liability	(469.5)							(469.5)
Net assets	**2,454.0**	**390.5**	**(121.3)**	**6.2**	**(27.0)**	**22.7**	**160.0**	**2,885.1**
Capital & Reserves								
Called up share capital	651.2							651.2
Share premium account	45.2							45.2
Capital redemption reserve	1,924.8							1,924.8
Revaluation reserve	356.4	390.5	(71.6)					675.3
Other reserve	(6,542.2)							(6,542.2)
Share scheme reserve (note 1)	-			36.1				36.1
Profit and loss account	6,018.6	-	(49.7)	(29.9)	(27.0)	22.7	160.0	6,094.7
Shareholders' funds	**2,454.0**	**390.5**	**(121.3)**	**6.2**	**(27.0)**	**22.7**	**160.0**	**2,885.1**

Consolidated profit and loss account for the year ended 2 April 2005 - unaudited

£m	UK GAAP	Property Revaluation	Property Leasing	Employee Benefits Share Schemes	Employee Benefits Other	Intangible Assets	Other	IFRS
Turnover	**7,942.3**							**7,942.3**
Operating Profit	**618.0**	**1.1**	**(4.2)**	**(23.0)**	**5.3**	**0.7**	**(0.1)**	**597.8**
Analysed between:								
Before exceptional items	709.4	1.1	(4.2)	(23.0)	5.3	0.7	(0.1)	689.2
Exceptional items	(91.4)							(91.4)
(Loss) / profit on sale of property and other fixed assets	(0.4)		31.1					30.7
Profit on sale / closure of operations	218.6					(9.9)		208.7
Net interest expense	(102.3)		(2.3)					(104.6)
Other finance income	11.4							11.4
Profit on ordinary activities before taxation	**745.3**	**1.1**	**24.6**	**(23.0)**	**5.3**	**(9.2)**	**(0.1)**	**744.0**
Analysed between:								
Before exceptional items	618.5	1.1	(6.5)	(23.0)	5.3	0.7	(0.1)	596.0
Exceptional items	126.8		31.1			(9.9)		148.0
Taxation on ordinary activities	(158.3)	0.5	1.4	2.6	(1.6)	0.7	-	(154.7)
Profit attributable to shareholders	**587.0**	**1.6**	**26.0**	**(20.4)**	**3.7**	**(8.5)**	**(0.1)**	**589.3**
Dividends (including dividends in respect of non-equity shares)	(203.3)						(36.5)	(239.8)
Retained profit	**383.7**	**1.6**	**26.0**	**(20.4)**	**3.7**	**(8.5)**	**(36.6)**	**349.5**
Earnings per share	**29.1p**							**29.2p**
Adjusted earnings per share	**21.9p**							**21.0p**

Consolidated balance sheet as at 2 April 2005 - unaudited

£m	UK GAAP	Property Revaluation	Property Leasing	Employee Benefits Share Schemes	Employee Benefits Other	Intangible Assets	Other	IFRS
Fixed assets								
Intangible assets	122.4					43.0		165.4
Tangible assets	3,316.1	528.1	(219.1)				(0.3)	3,624.8
Investments	9.0							9.0
	3,447.5	528.1	(219.1)	-	-	43.0	(0.3)	3,799.2
Current assets								
Stocks	339.7						(0.8)	338.9
Debtors	218.2		206.9					425.1
Cash and investments	279.6							279.6
	837.5	-	206.9	-	-	-	(0.8)	1,043.6
Current liabilities								
Creditors : amounts falling due within one year	(1,289.3)		(5.4)	0.2	(32.6)		124.3	(1,202.8)
Net current liabilities	(451.8)	-	201.5	0.2	(32.6)	-	123.5	(159.2)
Total assets less current liabilities	2,995.7	528.1	(17.6)	0.2	(32.6)	43.0	123.2	3,640.0
Creditors : amounts falling due after more than one year	(1,919.7)		(85.3)					(2,005.0)
Deferred tax liability	(35.5)	(139.9)	7.7	9.6	9.3	(28.7)	0.2	(177.3)
Other provisions for liabilities and charges	(44.9)							(44.9)
Net assets before net post-retirement liability	995.6	388.2	(95.2)	9.8	(23.3)	14.3	123.4	1,412.8
Net post-retirement liability	(474.2)							(474.2)
Net assets	**521.4**	**388.2**	**(95.2)**	**9.8**	**(23.3)**	**14.3**	**123.4**	**938.6**
Capital & Reserves								
Called up share capital	480.2							480.2
Share premium account	106.6							106.6
Capital redemption reserve	2,102.8							2,102.8
Revaluation reserve	330.8	388.2	(51.2)					667.8
Other reserve	(6,542.2)							(6,542.2)
Share scheme reserve (note 1)	-			58.3				58.3
Profit and loss account	4,043.2		(44.0)	(48.5)	(23.3)	14.3	123.4	4,065.1
Shareholders' funds	**521.4**	**388.2**	**(95.2)**	**9.8**	**(23.3)**	**14.3**	**123.4**	**938.6**

Notes

1. A share scheme reserve has been separately shown for illustrative purposes. Under IFRS presentation this will be included within the profit and loss account reserve.
2. The financial information included in this document does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The adjustments are unaudited and may change as the Group finalises its analysis of the effect of IFRS.

Contacts:

Investor Relations:

Amanda Mellor +44 (0) 20 8718 3604

Sarah McGlyne +44 (0) 20 8718 1563

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn

in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

8

MARKS &
SPENCER

press release

Issued: Tuesday 24 May 2005

Marks and Spencer Group plc
Preliminary Results 2004/05
52 weeks ended 2 April 2005

Progress/Highlights 2004/05:

- Focused the business through substantial structural and operational change
- New management structure
- Tightened cash and cost management
- Reduced stocks and commitment by £1.3bn
- Head office removal of 650+ roles
- per una acquired for £125.9m
- Financial Services business sold for £769m
- £2.3bn returned to shareholders

Key Financials*:

- UK Retail sales ex VAT £7,034.7m, down 1.7% (last year £7,159.8m); International Retail sales £675.6m, up 1.6% (last year £665.0m)
- Group profit before tax and exceptional items £618.5m, down 19.0% (last year £763.2m)
- UK Retail operating costs before exceptional items reduced by 0.1%.
- Adjusted earnings per share 21.9p, down 6.4% (last year 23.4p); Basic earnings per share 29.1p, up 27.1% (last year 22.9p)
- Final dividend of 7.5p per share, up 5.6% (last year 7.1p)

- Later today in a separate press release, Marks & Spencer will provide restated financial information for 2004/05 under International Financial Reporting Standards (IFRS)

*Note: All comparisons are based on a 52 week period for 2003/04

Outlook

When we updated the market in April we commented on the difficult trading environment.

Marks and Spencer Group p.l.c.
Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW
Registered No. 4256886
(England and Wales)

The outlook remains challenging, with tough economic and competitive conditions expected to continue. We are focused on delivering better quality, value and styling across all our product ranges, as well as improving service levels and store environment. We have made good progress, however, there remains much to do.

Chairman's Statement:

This has been a year of great change. In May, we appointed a new executive team who were immediately involved in leading the response to a possible bid for the company - originating a strategy to deliver the value of Marks & Spencer to its shareholders. Since then the team has been implementing a comprehensive programme of change. We are making good progress on laying the foundations for our recovery. I am confident that the benefits of this will become increasingly apparent. The Board is proposing a final dividend of 7.5p, representing a 5.6% increase on last year.

Chief Executive's Statement:

The Group's financial performance for the year was disappointing. Retail sales were down 1.5% on the year and Group operating profit was down 13.8%. When I joined in May 2004, action was taken, where possible, to reduce the unacceptably high levels of commitment in the business. Despite reducing stocks and commitment by some £1.3bn over the year, we had to take a high level of markdowns which severely impacted our operating profit. A new buying process and stock controls should enable us to deliver reduced markdowns in the coming year. Our focus now is on profitable full price sales.

At the Operational Review on 12 July 2004, we announced a programme of change to return the business to growth and to its core values. We did so with a clear understanding that, while we needed to move fast, we also needed to do the right things for the medium to long term and that there were no quick fixes. We stated that we would focus the business in 2004/05, drive it in 2005/06 and, beyond that, broaden its horizons.

We have focused the business as promised, making structural changes to the Group and driving through initiatives to improve our operating efficiency.

- New management structure - streamlined Executive Board, key management appointed
- Focus on core values - quality, value, service, innovation and trust - Your M&S
- per una acquired for £125.9m
- Cut 31 initiatives to 10
- Head office removal of 650+ roles
- New supplier terms introduced – 1st phase September 2004, 2nd phase April 2005
- Tightened cash and cost management
- £2.3bn returned to shareholders
- Financial Services business sold for £769m net of costs (including a pre-sale dividend of £235m)
- 'Lifestore' exited

- Reduced stocks and commitment by £1.3bn

Operationally, action has been taken on product, pricing, inventory levels and availability. We reviewed all expenditure, both capital and revenue, to optimise financial returns and put tight spending controls in place. We are on course to deliver cost and margin savings of over £250m by the end of 2005/06 and £320m by the end of 2006/07.

We have focused on improving our values with sharper opening prices and clearer pricing architecture across all ranges, as well as increased levels of new and innovative product. Prices are constantly monitored to maintain competitiveness. We have reduced the total number of products by around 17% while creating more real choice and increased levels of new product in store.

We have strengthened buying teams with a number of key appointments at buying, design and merchandiser level. The recently established retail training academy, or 'Buying Academy', has established a clearer buying process and structure for the teams, providing greater clarity and accountability. A number of new processes have been introduced including quarterly buying, rolling open to buy, open-cost modelling and standard product specifications. These disciplines should enable us to improve our speed to market, cost-effectiveness, product hit rate and supplier relationships.

We have also set up a stock planning function to co-ordinate budgets, buying and phasing, reducing the risk of overbuying and increasing flexibility to buy into fast lines and new trends. Stock and commitments have been reduced by over 35%. Availability is up across the business with particular attention being paid to the top 150 product lines in General Merchandise and the top 300 lines in Food, although there is still further progress to be made.

We have recruited regional sourcing directors to act as a support to our UK buying teams. They will focus on creating a single approach to direct buying across the business, providing knowledge on sourcing opportunities, cost benchmarking, direct factories and quality audits. We have established regional offices to support our supply chain in Turkey and India. A China office will be opening in Hong Kong in July.

We reorganised our retail management team in November, putting our most experienced people in charge of improving standards and service. This included creating two "flagship" divisions, focusing on the Group's 34 largest stores, representing a third of Group sales. Our staff scheduling programme completed in November has enabled us to change shifts to increase store staff numbers at peak times. We are making progress on improving store standards with training programmes on tilling and service. We are de-cluttering our stores and improving signage.

In November 2004, we launched trials of a new store design in Basingstoke, Shoreham, Sutton Coldfield and Edgware Road and in our new stores in Omagh, Blanchardstown, Dundrum and Talbot Green. We now plan to extend this trial to 21 further stores, totalling

1m sq ft during 2005/06. We will continue to open new stores, increasing our space in General Merchandise by 1.2%, primarily driven by new stores in c.10 Retail Parks, and by 3.3% in Food driven by our continued development of our Simply Food format.

Additionally, we are today announcing an agreement with BP to open 8 pilot Simply Food concepts on their BP Connect forecourt sites, with the first store due to open in Autumn 2005.

Marketing has concentrated on delivering a consistent handwriting for the brand across the business with clear messages on value for Clothing and quality for Food. Our recent TV advertising campaign on Food has been well received.

This has been a year of great change at Marks & Spencer, but it has also been a year of action and progress.

UK Retail

UK Retail sales ex VAT for the 52 weeks ended 2 April 2005, were £7,034.7m, down 1.7% (down 1.9% including VAT). However, on a like-for-like basis sales were down 5.1%.

The performance of Clothing for the year was disappointing, with total Clothing sales down 3.1% on last year. Footfall and clothing volumes were up on the year although our Clothing market share declined a further 0.5 percentage points to 10.5%.

Our Clothing performance was driven by continuing weakness in Womenswear, although per una performed strongly. Lingerie suffered from having an over complex range. Menswear held up well, while Childrenswear market share stabilised for the first time in three years in the last quarter of the year. All product groups suffered from inconsistent price architecture. Opening price points are now benchmarked against key competitors and appropriate good, better and best pricing is being introduced across all ranges, giving more real choice for all our customers.

Home had a year of transition, as we closed 'Lifestore' and refocused on the traditional areas of bedroom, bathroom, kitchen and dining. Sales were 21.4% lower at £407.6m.

Food sales were up 2.4% on last year, down 2.6% on a like-for-like basis. Market share was broadly maintained across the year. In Food, we have focused on innovation and newness, simplifying ranges, and emphasising the quality and uniqueness of our food. We continue to benefit from additional footage as we extend our Food offer through the Simply Food format. During the year we opened 31 Simply Food stores of which 13 stores were in partnership with Compass. A further 20 Simply Food stores are planned to open in 2005/06.

During the year, we renegotiated terms with suppliers with the aim of reducing the cost of goods sold by £140m by 2006/07 when compared to 2003/04. Higher markdowns due to overbuying resulted in a 1.5 percentage points decline in the General Merchandise gross margin. Better buying and stock control is expected to enable us to recover these lost

markdowns and also to achieve the £40m target outlined in July 2004. The Food gross margin was maintained.

UK Retail operating costs of £1,843.1m, excluding exceptional charges, were held at last year's level:

- employee costs increased by 1.1% to £922.4m as a result of new stores and the annual salary review, offset by a reduction in headcount;
- property, repair and renewal costs of £350.4m increased by 8.3% due to the occupancy costs associated with new footage and the move to a new head office;
- depreciation and amortisation was £242.9m, an increase of 6.9%, due to the effect on the charge of prior year additions, store modernisations and closures and the amortisation of the goodwill arising on the per una acquisition;
- other operating costs of £327.4m decreased by 13.2% as a result of actions taken during the year to reduce the cost of non-merchandise procurement together with savings in IT.

Including logistics costs, operating expenses have decreased by 0.1% on last year.

UK Retail operating profit was £612.1m down 15.2% (last year £722.1m).

International

Marks & Spencer has performed well internationally where our brand continues to grow its appeal. Sales in the Marks & Spencer branded businesses (Republic of Ireland, franchises and Hong Kong) for the 52 weeks to 2 April 2005 increased by 6.9% (+9.1% at constant exchange rates). Operating profit increased by 45.2% to £60.7m (last year £41.8m).

In the Republic of Ireland, sales were ahead of last year and the performance of the new stores in Blanchardstown and Dundrum has been encouraging.

We continue to add new franchisees and our existing franchisees in 30 territories are continuing to invest in new footage.

Hong Kong had a strong year, however, in 2005/06 some of our leases will be surrendered to the landlord for development.

Sales at Kings Super Markets were broadly level over the year at constant exchange rates, compared with last year. Operating profit for the 52 weeks to 2 April 2005 was £4.3m, up 79.2% (last year £2.4m) as a result of actions taken last year to improve financial performance.

Financial Services

The Financial Services business was sold to HSBC on 9 November 2004 for £769m (including a pre-sale dividend of £235m) and the results of the business up to the date of disposal have been included under the heading of discontinued operations.

The Group has also entered into an agreement with HSBC, whereby the Group will continue to share in the success of the Financial Services business. Under this agreement, the Group will receive income in the form of fees representing an amount equivalent to costs incurred, 50% of the profits of M&S Money (after a notional tax charge and after deducting agreed operating and capital costs) plus an amount relating to the growth in sales of financial services products. Fees received under this agreement since the date of disposal are now included within other operating income in UK Retail.

Net interest expense

Net interest expense was £102.3m compared to £44.5m (52 week basis) for last year. The average rate of interest on borrowings during the period was 5.7% (last year 5.3%).

Taxation

The tax charge reflects an effective tax rate for the full year of 28.5% before exceptional income, compared to 30.1% last year. The rate is lower than the standard UK tax rate of 30% due to the impact of prior year credits and relief in respect of the exercise of employee share options and the relative increase in profits from lower tax jurisdictions from our International operation. The European Court of Justice heard the Group's relief claim on 1 February 2005 and their judgement is expected later this year. No asset has been recognised in respect of this claim.

Shareholder returns and dividends

Adjusted earnings per share, which excludes the effect of exceptional items, has decreased by 11.3% to 21.9p per share (on a 52 week basis, a decrease of 6.4%). Return on equity, after exceptional items, was 41.4% compared to 25.2% last year.

A final dividend of 7.5p per share (last year 7.1p per share) is proposed, making the total dividend for the year 12.1p per share (last year 11.5p per share), an increase of 5.2%.

Capital expenditure

Group capital additions for the year were £220m compared to £434m last year. The decrease in capital expenditure in part reflects the one-off costs last year relating to the acquisition of warehouses, as part of the restructuring of the general merchandise logistics operation, and the relocation of the head office. It also reflects a reduction in capital expenditure on new and existing footage as we reviewed the performance of new formats to determine how to revitalise the portfolio in a cost effective way. Group capital expenditure for 2005/06 is expected to be £350m.

Balance sheet and cash flow

The Group balance sheet has changed significantly since last year end following the disposal of the Financial Services business during the year.

Shareholders funds amounted to £521.4m, equivalent to 31.4p per share (last year 108.3p per share). The decrease of £1,932.6m in the year reflected primarily the sale of Financial Services and the £2.3bn Tender Offer.

The Group generated an operating cash inflow for the year of £1,575.4m (last year cash inflow £666.5m). Within this, the cash inflow from continuing operations was £857.5m (last year £602.3m). A major factor in the increase in operating cash flow was the year-on-year net decrease in contributions paid to the UK defined benefit pension scheme, following the one-off injection of £400m in March 2004.

After taking into account the timing of payments, the cash outflow for capital expenditure was £232.2m (last year £428.8m). During the year, the Group received £117.8m (last year £126.2m) from the sale of properties, including £115m from the sale of Michael House.

Acquisitions and disposals generated a net inflow of £363.8m, being net proceeds from the sale of Financial Services and properties in Europe, offset by the acquisition of per una. After taking into account the debt that was disposed of along with the Financial Services business, the net cash inflow from acquisitions and disposals was £1,203.5m.

Transactions with shareholders (dividends paid, Tender Offer, redemption of B shares and the issue of new shares under employee share schemes) resulted in a net cash outflow of £2,502.6m.

At the end of the period, net debt was £2,099.0m, an increase of £104.3m, giving rise to retail gearing of 84.5% (last year 44.7%) including the net post-retirement liability and reflecting the impact of the Tender Offer.

Exceptional Items

The Group has recorded exceptional income of £126.8m in the year, as follows:

Exceptional items	2004/05 £m	2003/04 £m
Operating exceptional items:		
Head office relocation	8.8	19.6
Head office restructuring programme	6.3	22.5
Board restructure	8.4	-
Closure of 'Lifestore'	29.3	-
Defence costs	38.6	-
	91.4	42.1
Non-operating exceptional items:		
Loss/(profit) on sale of property and other fixed assets	0.4	(18.7)
Profit on disposal of Financial Services	(208.9)	-
Release of European closure provision	(9.7)	-
	(218.2)	(18.7)
Total exceptional (income) / charges	**(126.8)**	**23.4**

Pensions

The Group paid £115m of additional contributions into the UK defined benefit pension scheme during March and April 2005, of which £64m had been paid in before the year end and is reflected in the net post-retirement liability of £474m at 2 April 2005.

International Financial Reporting Standards

For the next financial year, the Group will be required to adopt International Financial Reporting Standards (IFRS).

We have identified that the greatest impact on the Group arises from changes in the accounting treatment for property, share-based payments, financial instruments and software.

For the year ended 2 April 2005, the impact on profits from the adoption of IFRS would be to reduce operating profit before exceptionals by 2.8% and adjusted earnings per share by 4.1%. Net assets would be increased by c.£417m (an increase of c.80%), reflecting the net impact of incorporating a revaluation of freehold land and buildings only, as IFRS does not permit the revaluation of leasehold land.

A separate announcement detailing the impacts of IFRS and providing unaudited restated financial information for 2004/05 will be made later today.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Media enquiries:
Corporate Press Office: +44 (0)20 8718 1919

Investor Relations:
Amanda Mellor +44 (0)20 8718 3604
Sarah McGlyne +44 (0)20 8718 1563

Consolidated profit and loss account

	Notes	52 weeks ended 2 April 2005 Before exceptional items £m	Exceptional items (note 5) £m	After exceptional items £m	53 weeks ended 3 April 2004 Before exceptional items £m	Exceptional items (note 5) £m	After exceptional items £m
Turnover							
Continuing operations		7,710.3	-	7,710.3	7,971.5	-	7,971.5
Discontinued operations		232.0	-	232.0	330.0	-	330.0
Total turnover	2	**7,942.3**	**-**	**7,942.3**	**8,301.5**	**-**	**8,301.5**
Operating profit							
Continuing operations		667.6	(91.4)	576.2	809.4	(42.1)	767.3
Acquired operations		9.5	-	9.5	-	-	-
		677.1	(91.4)	585.7	809.4	(42.1)	767.3
Discontinued operations		32.3	-	32.3	56.6	-	56.6
Total operating profit	3	**709.4**	**(91.4)**	**618.0**	**866.0**	**(42.1)**	**823.9**
(Loss) / profit on sale of property and other fixed assets	5B	-	(0.4)	(0.4)	-	18.7	18.7
Profit on sale / closure of operations:	5C						
Profit / (loss) arising on sale / closure		-	208.9	208.9	-	(26.8)	(26.8)
Release / utilisation of prior year provision		-	9.7	9.7	-	26.8	26.8
Net profit on sale / closure of operations		-	218.6	218.6	-	-	-
Net interest expense	4	(102.3)	-	(102.3)	(45.8)	-	(45.8)
Other finance income / (charges)		11.4	-	11.4	(15.2)	-	(15.2)
Profit / (loss) on ordinary activities before taxation		**618.5**	**126.8**	**745.3**	**805.0**	**(23.4)**	**781.6**
Analysed between:							
Continuing operations (including acquired operations)		586.2	(91.8)	494.4	748.4	(23.4)	725.0
Discontinued operations		32.3	218.6	250.9	56.6	-	56.6
Taxation on ordinary activities	6	(176.5)	18.2	(158.3)	(242.0)	12.7	(229.3)
Profit / (loss) attributable to shareholders		**442.0**	**145.0**	**587.0**	**563.0**	**(10.7)**	**552.3**
Dividends (including dividends in respect of non-equity shares)	8	(203.3)	-	(203.3)	(263.2)	-	(263.2)
Retained profit / (loss)		**238.7**	**145.0**	**383.7**	**299.8**	**(10.7)**	**289.1**
Earnings per share	7			**29.1p**			24.2p
Diluted earnings per share	7			**28.9p**			24.1p
Adjusted earnings per share	7			**21.9p**			24.7p
Diluted adjusted earnings per share	7			**21.7p**			24.6p
Dividend per share	8			**12.1p**			11.5p

Consolidated statement of total recognised gains and losses

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Profit attributable to shareholders	**587.0**	**552.3**
Exchange differences on foreign currency translation	0.2	(15.9)
Unrealised surplus on revaluation of investment properties	4.0	7.3
Impairment of previously revalued properties	-	(20.0)
Actuarial (losses) / gains net of tax	(55.1)	150.4
Total recognised gains and losses relating to the period	**536.1**	**674.1**

Consolidated balance sheet

	As at 2 April 2005 £m	As at 3 April 2004 £m
Fixed assets		
Intangible assets	122.4	-
Tangible assets	3,316.1	3,497.6
Investments	9.0	10.0
	3,447.5	**3,507.6**
Current assets		
Stocks	339.7	398.0
Customer advances	-	2,452.4
Other debtors	218.2	298.5
Cash and investments	279.6	720.6
	837.5	**3,869.5**
Current liabilities		
Creditors : amounts falling due within one year	(1,289.3)	(1,884.7)
Net current (liabilities) / assets	**(451.8)**	**1,984.8**
Total assets less current liabilities	**2,995.7**	**5,492.4**
Creditors : amounts falling due after more than one year	(1,919.7)	(2,519.6)
Provisions for liabilities and charges	(80.4)	(49.3)
Net assets before net post-retirement liability	**995.6**	**2,923.5**
Net post-retirement liability	(474.2)	(469.5)
Net assets	**521.4**	**2,454.0**
Capital and reserves		
Called up share capital	480.2	651.2
Share premium account	106.6	45.2
Capital redemption reserve	2,102.8	1,924.8
Revaluation reserve	330.8	356.4
Other reserve	(6,542.2)	(6,542.2)
Profit and loss account	4,043.2	6,018.6
Shareholders' funds (including non-equity interests)	**521.4**	**2,454.0**
Equity shareholders' funds	455.7	2,369.1
Non-equity shareholders' funds	65.7	84.9
Total shareholders' funds	**521.4**	**2,454.0**

Reconciliation of movement in Group shareholders' funds

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Profit attributable to shareholders	**587.0**	**552.3**
Dividends	(203.3)	(263.2)
	383.7	289.1
Other recognised gains / (losses) relating to the year	4.2	(28.6)
Actuarial (losses) / gains net of tax	(55.1)	150.4
Sale / (purchase) of shares held by employee trusts	0.3	(2.2)
New share capital subscribed	68.4	24.8
Redemption of B shares	(19.2)	(33.4)
Purchase of own shares	(2,300.0)	(54.4)
Tender Offer expenses	(14.9)	-
Net (decrease) / increase in shareholders' funds	(1,932.6)	345.7
Opening shareholders' funds	2,454.0	2,108.3
Closing shareholders' funds	**521.4**	**2,454.0**

Consolidated cash flow statement

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Cash inflow from continuing operating activities before contribution to the pension fund	857.5	1,002.3
Contribution to the pension fund following 2003 actuarial valuation	-	(400.0)
Cash inflow from continued operating activities	857.5	602.3
Cash inflow from discontinued operating activities	717.9	64.2
Cash inflow from operating activities (see note 9)	**1,575.4**	**666.5**
Returns on investments and servicing of finance		
Interest received	15.4	14.4
Interest paid	(114.2)	(61.2)
Non-equity dividends paid	(2.8)	(3.0)
Net cash outflow from returns on investments and servicing of finance	**(101.6)**	**(49.8)**
Taxation		
UK corporation tax paid	(161.3)	(216.3)
Overseas tax paid	(5.4)	(4.1)
Cash outflow for taxation	**(166.7)**	**(220.4)**
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(232.2)	(428.8)
Sale of tangible fixed assets	117.8	126.2
Purchase of fixed asset investments	-	(0.6)
Sale of fixed asset investments	0.8	9.3
Net cash outflow for capital expenditure and financial investment	**(113.6)**	**(293.9)**
Acquisitions and disposals		
Closure of operations	12.7	51.3
Sale of subsidiaries (see note 10)	477.0	-
Purchase of subsidiaries	(125.9)	-
Net cash inflow from acquisitions and disposals	**363.8**	**51.3**
Equity dividends paid	(236.9)	(247.1)
Cash inflow / (outflow) before management of liquid resources and financing	**1,320.4**	**(93.4)**
Management of liquid resources and financing		
Management of liquid resources (see note 9ii)	66.7	(89.0)
Financing (see note 9iii)	(1,507.5)	347.0
	(1,440.8)	**258.0**
(Decrease) / increase in cash	**(120.4)**	**164.6**

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
(Decrease) / increase in cash	**(120.4)**	**164.6**
Cash (inflow) / outflow from (decrease) / increase in liquid resources (see note 9ii)	(66.7)	89.0
Cash inflow from increase in debt financing (see note 9iii)	(757.6)	(413.6)
Debt financing net of liquid resources disposed with subsidiary (see note 10)	839.7	-
Exchange and other movements	0.7	(3.3)
Movement in net debt	**(104.3)**	**(163.3)**
Opening net debt	(1,994.7)	(1,831.4)
Closing net debt	**(2,099.0)**	**(1,994.7)**

Notes

1 Basis of preparation

The results comprise those of Marks and Spencer Group plc and its subsidiaries for the 52 week period ended 2 April 2005 and have been prepared using accounting polices consistent with those adopted last year. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Group's auditors, but have not been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

2 Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
UK Retail (incl. VAT)		
Clothing	3,837.3	4,032.6
Home	407.6	526.6
Foods	3,509.7	3,490.2
	7,754.6	8,049.4
Less: United Kingdom VAT	(719.9)	(755.7)
	7,034.7	**7,293.7**
International Retail		
Marks & Spencer branded businesses[1]	455.8	434.4
Kings Super Markets	219.8	243.4
	675.6	**677.8**
Total Retailing	**7,710.3**	**7,971.5**
Discontinued operations	232.0	330.0
Total turnover	**7,942.3**	**8,301.5**

Geographical analysis of turnover from continuing operations:

United Kingdom	7,034.7	7,293.7
International	675.6	677.8
	7,710.3	**7,971.5**

[1] Marks & Spencer branded businesses within International Retail consists of Republic of Ireland, Hong Kong and sales to franchise operations.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £319.9m (last year £293.0m).

3 Operating profit

Operating profit arises as follows:

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
UK Retail		
Before exceptional operating charges [1]	612.1	762.0
Exceptional operating charges	(91.4)	(42.1)
	520.7	719.9
International Retail		
Marks & Spencer branded businesses	60.7	44.2
Kings Super Markets	4.3	3.2
	65.0	47.4
Total Retailing	**585.7**	**767.3**
Discontinued operations	32.3	56.6
Total operating profit	**618.0**	**823.9**
Geographical analysis of operating profit from continuing operations:		
United Kingdom	520.7	719.9
International	65.0	47.4
	585.7	**767.3**

[1] Includes an operating profit of £9.5m (last year £nil) attributable to acquired operations.

4 Interest charged to cost of sales

Financial Services operating profit is stated after charging £64.6m (last year £77.0m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £183.6m (last year £136.1m).

5 Exceptional items

A Exceptional operating charges	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Head office relocation	8.8	19.6
Head office restructuring programme	6.3	22.5
Board restructure	8.4	-
Closure of 'Lifestore'	29.3	-
Defence costs	38.6	-
	91.4	**42.1**

B (Loss) / profit on sale of property and other fixed assets	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
(Loss) / profit on sale of property and other fixed assets	**(0.4)**	**18.7**

C Profit on sale / closure of operations	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Profit / (loss) on sale / closure	208.9	(26.8)
Release / utilisation of prior year provision	9.7	26.8
	218.6	-

	M&S Money £m	Continental Europe £m	Total £m
Net sale proceeds less net assets	208.9	-	208.9
Release of prior year provision	-	9.7	9.7
Net profit on sale / closure of operations	208.9	9.7	218.6

The loss on sale / closure of operations in the prior year relates to the closure of the Continental European operations.

On 9 November 2004, the Group completed the sale of Marks and Spencer Retail Financial Services Holdings Limited to HSBC Holdings plc. The net sale proceeds were £533.6m after accounting for a pre-sale dividend of £235.0m together with associated disposal costs (see note 10).

6 Taxation

The pre-exceptional tax charge for the year was £176.5m (last year £242.0), giving an effective tax rate of 28.5% (last year 30.1%). The tax effect of exceptional items is to reduce this charge by £18.2m (last year £12.7m) to £158.3m (last year £229.3m).

7 Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and non-equity dividends of £584.2m (last year £549.3m), and on 2,006,210,850 ordinary shares (last year 2,266,684,389), being the weighted average number of ordinary shares in issue during the year ended 2 April 2005. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,023,460,949 ordinary shares (last year 2,282,138,258).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items on an after tax basis. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	52 weeks ended 2 April 2005	53 weeks ended 3 April 2004
Earnings per share	**29.1p**	**24.2p**
Exceptional operating charges	3.6p	1.3p
Profit on sale of property and other fixed assets	-	(0.8)p
Profit on sale / closure of operations	(10.8)p	-
Adjusted earnings per share	**21.9p**	**24.7p**
Discontinued operations	(1.5)p	(2.3)p
Adjusted earnings per share - continuing operations	**20.4p**	**22.4p**
53rd week	-	(1.3)p
Adjusted earnings per share - continuing operations (52 week basis)	**20.4p**	**21.1p**

8 Dividends

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Dividends on equity shares		
Ordinary - interim dividend of 4.6p per share (last year 4.4p per share)	76.3	99.5
Ordinary - final dividend of 7.5p per share (last year 7.1p per share)	124.2	160.7
	200.5	260.2
Dividends on non-equity shares		
B share - interim dividend at 3.36% (last year 2.73%)	1.4	1.6
B share - final dividend at 3.78% (last year 2.86%)	1.4	1.4
	2.8	3.0
	203.3	**263.2**

The Directors have proposed a final dividend of 7.5p per share (last year 7.1p per share). This makes a total ordinary dividend of 12.1p per share (last year 11.5p per share). The total cost of dividends on ordinary shares is £200.5m (last year £260.2m). The ordinary shares will be quoted ex dividend on 1 June 2005. The final dividend will be paid on 15 July 2005 to shareholders whose names are on the Register of Members at the close of business on 3 June 2005. Shareholders may choose to take this dividend in shares or in cash.

9 Analysis of cash flows given in the cash flow statement

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
Operating activities		
Operating profit	618.0	823.9
Exceptional operating charges (see note 5A)	91.4	42.1
Operating profit before exceptional operating charges	709.4	866.0
Depreciation	252.2	241.9
Amortisation of goodwill	3.1	-
Decrease in working capital (see note 9i)	698.0	6.8
Net cash inflow before exceptional cash outflow	**1,662.7**	**1,114.7**
Exceptional operating cash outflow	(87.3)	(48.2)
Cash inflow from operating activities before contribution to the pension fund	**1,575.4**	**1,066.5**
Contribution to the pension fund following 2003 actuarial valuation	-	(400.0)
Cash inflow from operating activities	**1,575.4**	**666.5**

	52 weeks ended 2 April 2005 £m	53 weeks ended 3 April 2004 £m
(i) Decrease in working capital		
Decrease / (increase) in stocks	55.7	(38.9)
Increase in customer advances	(19.6)	(436.5)
Increase in customer deposits	697.3	360.7
Decrease in debtors	3.2	21.2
(Decrease) / increase in creditors	(38.6)	100.3
Net cash inflow from decrease in working capital	**698.0**	**6.8**
(ii) Management of liquid resources		
Decrease / (increase) in cash deposits treated as liquid resources	55.7	(65.5)
Net sale of government securities	7.8	44.6
Net sale / (purchase) of listed investments	3.3	(67.9)
Net purchase of unlisted investments	(0.1)	(0.2)
Cash inflow / (outflow) from decrease / (increase) in liquid resources	**66.7**	**(89.0)**
(iii) Financing		
Increase / (decrease) in bank loans, overdrafts and commercial paper treated as financing	649.0	(22.3)
Drawdown of syndicated bank facility	200.0	-
(Redemption) / issue of medium term notes	(95.2)	441.7
Redemption of securitised loan notes	(2.8)	(2.5)
Increase / (decrease) in other creditors treated as financing	6.6	(3.3)
Debt financing as shown in analysis of net debt	757.6	413.6
Purchase of own shares	(2,300.0)	(54.4)
Tender Offer expenses	(14.9)	-
Net sale / (purchase) of own shares held by employee trusts	0.6	(3.6)
Redemption of B shares	(19.2)	(33.4)
Shares issued under employees' share schemes	68.4	24.8
Net cash (outflow) / inflow from (decrease) / increase in financing	**(1,507.5)**	**347.0**

10 Cash flow on disposal of Marks and Spencer Retail Financial Services Holdings Limited

As described in note 5C, on 9 November 2004 the Group disposed of its interest in Marks and Spencer Retail Financial Services Holdings Limited to HSBC Holdings plc.

	£m
Agreed sale proceeds (net of costs)	768.6
Less: pre-sale dividend	(235.0)
Less: net cash disposed with business	(56.6)
Net cash flow from disposal	**477.0**
Net debt before pre-sale dividend	548.1
Add: pre-sale dividend	235.0
Add: net cash disposed with business	56.6
Debt financing net of liquid resources disposed with subsidiary	**839.7**

11 Date of approval

The financial statements for the year ended 2 April 2005 were approved by the Directors on 23 May 2005.

9

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company **Marks and Spencer Group plc**	**2.** Name of director **Paul Myners**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest **In respect of 2 above**	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Strand Nominees Limited**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **N/A**	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary **Purchase**

7. Number of shares/amount of stock acquired **100,000 shares**	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**	**9.** Number of shares/amount of stock disposed **N/A**	**10.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**
11. Class of security **Ordinary**	**12.** Price per share **343p**	**13.** Date of transaction **24 May 2005**	**14.** Date company informed **24 May 2005**

15. Total holding following this notification **150,660 Ordinary shares**	**16.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification
Helen Baker
Tel no: 020 8718 2867
Date of notification: **24 May 2005**

This page is left intentionally blank

10

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company **Marks and Spencer Group plc**	2. Name of director **Stuart Rose**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest **In respect of 2 above**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **Giltspur Nominees Limited**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) **N/A**	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary **Purchase**

7. Number of shares/amount of stock acquired **50,000 shares**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) **N/A**
11. Class of security **Ordinary**	12. Price per share **339p**	13. Date of transaction **25 May 2005**	14. Date company informed **25 May 2005**

15. Total holding following this notification **400,416 Ordinary shares**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **De minimis**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification
Helen Baker
Tel no: 020 8718 2867
Date of notification: **25 May 2005**

This page is left intentionally blank

11

Issued: 10 June 2005

Annual Report and Associated Documents

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

Documents Submitted:
Annual report and financial statements 2005
Annual review and summary financial statement 2005
Notice of Annual General Meeting on 13 July 2005
Proxy form

The Annual report, Annual review and Notice are also available to view on our Company website www.marksandspencer.com/thecompany.

For further information, please contact:
Helen Baker Tel. 020 8718 2867

12

Issued: 27 June 2005

Notifications in accordance with paragraphs 16.4 and 16.13 of the FSA Listing Rules

Mr Ian Dyson, who was appointed as a director of Marks and Spencer Group plc on 27 June 2005, has advised, in accordance with paragraph 16.4 of the Listing Rules, that he is also currently a director of Misys plc and, in addition, that he had been a director of The Rank Group plc within the last five years.

Further, he has advised that he has no details to disclose in accordance with paragraph 6.F.2 (b) to (g).

For further information, please contact:
Andrew Green Tel. 020 8718 9984

13

m press release

Issued: Wednesday 13 July 2005

QUARTER 1 TRADING STATEMENT 2005/06 – 14 weeks to 9 July 2005

- UK Retail Sales down 3.1%:
  - General Merchandise down 10.3%
  - Food up 5.0%
- Full price sales* of General Merchandise down 2.4%
- 40% less stock to go into Summer Sale
- Margin and cost targets unchanged

UK Retail Sales for the 14 weeks to 9 July 2005 were down 3.1% in total with General Merchandise down 10.3% and Food up 5.0%. Within this Clothing was down 9.2% and Home down 22.3%. Like for like sales were down 5.4% in total (Q4 04/05: -6.3%) with General Merchandise down 11.2% (Q4 04/05: -9.2%) and Food up 0.7% (Q4 04/05: -3.1%).

Within General Merchandise, full price sales were down 2.4%. We have seen an improving trend in full price sales over the last three quarters. This quarter reflects the focus on profitable sales, improvements in product and the timing of the Summer Sale. We continue to focus on offering outstanding value. In clothing we have significantly reduced prices year on year to ensure that our opening price points are highly competitive. Customer reaction to the new opening price points has been good and volume growth substantial.

Food has performed well. We have improved product innovation, service and availability and there has been a positive reaction to our recent advertising campaign which highlights our outstanding quality and value.

Stuart Rose, Chief Executive said: "The trading environment continues to be very tough. We are pleased with the progress in Food with its return to like for like sales growth. In General Merchandise, the figures reflect the significant change in our trading stance compared to this time last year when our priority was to clear overstocks. This was achieved through deeper markdowns and extended sale periods. This boosted sales figures but impacted profitability.

"Our focus remains full price profitable sales, improving our financial performance through margin, cost and markdown management. We have made good progress. This has enabled us to delay the Summer Sale by 18 days. We go on Sale tomorrow with 40% less stock than last year.

"While the trading environment remains very challenging, better buying, stock and cost control should enable us to make further progress."

* non-clearance sales

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Contacts:

Investor Relations:
Amanda Mellor +44 (0) 20 8718 3604
Sarah McGlyne +44 (0) 20 8718 1563

Corporate Press Office: +44 (0) 20 8718 1919

Investors & Analysts Conference Call:

This will be hosted by Stuart Rose at 08.10 (BST) on Wednesday 13 July 2005.
Dial in number: +44 (0) 20 7162 0180

A recording of this call will be available until Wednesday 20 July 2005.
Dial in number: +44 (0) 20 7031 4064
Access Code: 667063

14

Poll Results (see Note 1)

Annual General Meeting held on Wednesday 13 July 2005 at 2.00pm

Results of the poll taken at meeting

Resolution	% For (see note 2)	% Against (see note 2)	% of Capital instructed (see note 3)	% Votes Withheld as % of Capital	Number of votes Withheld
1 To receive the directors' report, financial statements and report of the auditors	99.89	0.11	45.77%	1.33%	22,139,479
2 To approve the remuneration report	92.98	7.02	45.77%	4.01%	66,582,766
3 To declare a final dividend	99.99	0.01	45.77%	0.21%	3,540,555
4 To elect Ian Dyson	99.09	0.91	45.77%	0.33%	5,504,322
5 To elect Anthony Habgood	98.86	1.14	45.77%	0.22%	3,717,687
6 To elect Steven Holliday	99.13	0.87	45.77%	0.22%	3,684,968
7 To re-elect Jack Keenan	98.63	1.37	45.77%	0.29%	4,889,164
8 To appoint Lord Burns	99.27	0.73	45.77%	0.22%	3,702,347
9 To re-appoint auditors	96.91	3.09	45.77%	0.89%	14,797,013
10 To authorise the audit committee to determine the auditors' remuneration	98.57	1.43	45.77%	0.84%	13,880,258

11 To renew directors' authority to allot shares	98.29	1.71	45.77%	0.22%	3,733,119
12. To renew disapplication of pre-emption rights	98.96	1.04	45.77%	0.33%	5,507,431
13 To authorise the Company to purchase its own shares	99.85	0.15	45.77%	0.30%	4,954,598
14 To amend the articles of Association relating to indemnification of directors	98.88	1.12	45.77%	0.35%	5,859,313
15 To approve the Marks and Spencer Group Performance Plan 2005 and authorise directors to modify the Plan and establish similar plans for employees overseas	82.00	18.00	45.77%	0.94%	15,560,559
16 To approve the Marks and Spencer Group Executive Share Option Plan 2005 and authorise directors to modify the Option Plan and establish similar plans for employees overseas	82.87	17.13	45.77%	0.95%	15,844,949

NOTES:

1 All resolutions were passed.

2 Votes "For" and "Against" are expressed as a percentage of votes received (excluding "Votes withheld"). The "For" vote includes those votes giving the Chairman discretion.

3 "Votes withheld" are included within % of capital instructed, but not counted when deciding whether or not a resolution is carried.

4 Total number of shares in issue at 6pm on 11 July 2005 = 1,660,457,027

15

Monday 18 July 2005

Marks and Spencer Group plc

Marks and Spencer Group plc today announces the resignation of Charles Wilson, Executive Director for IT, Logistics and Property. Charles will leave Marks & Spencer on 28 October 2005 to join Booker Cash & Carry as Chief Executive.

Charles will not be replaced and his roles and responsibilities will be re-allocated in due course. The timing of his departure will allow Ian Dyson, Group Finance Director, time to fully settle into his new role.

Stuart Rose, Chief Executive, Marks & Spencer said:

"Charles joined M&S to do a specific job, namely to help focus the business and to deliver cash and cost improvements. He has delivered these and helped build a solid foundation for the Company to go forward. Our priority now is to drive the business forward in the key areas of product, service and environment.

"We would like to thank Charles for his considerable contribution and wish him well for the future."

- Ends –

For further information, please contact:

Investor queries
Amanda Mellor: 020 8718 3604

Media queries
Clair Foster: 020 8718 8323 / 07748 147851